

Entity Profile Information

Viewed on February 21, 2023

NFA ID 0443649 HSBC BANK USA NA

Current Status Information

Branch ID	Status	Effective Date
	ALSO SEE NFA ID 0434534	
	NFA MEMBER APPROVED	05/15/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012

Status History Information

Status	Effective Date
ALSO SEE NFA ID 0434534	
NFA MEMBER APPROVED	05/15/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/18/2012
SWAP DEALER PENDING	12/18/2012

Outstanding Requirements

Annual Due Date: 6/1/2023

4S SUBMISSIONS IN REVIEW

Disciplined Employee Summary



Business Information

Name	**HSBC BANK USA NA**
Form of Organization	**US FEDERALLY CHARTERED BANK**
Federal EIN	**201177241**

Business Address

Street Address 1	**1800 TYSONS BOULEVARD, SUITE 50**
City	**TYSONS**
State (United States only)	**VIRGINIA**
Zip/Postal Code	**22102**
Country	**UNITED STATES**

Phone Number	**302-652-4673**
Fax Number	**302-652-4927**

Email	**CHRISTINE.A.CALARCO@US.HSBC.COM**

Website/URL	**WWW.US.HSBC.COM**

CRD/IARD ID	**Not provided**
	US FEDERALLY CHARTERED BANK
	F



Location of Business Records

Viewed on February 21, 2023

NFA ID 0443649 HSBC BANK USA NA

Street Address 1	**452 FIFTH AVENUE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10018**
Country	**UNITED STATES**



Principal Information

Individual Information

NFA ID	**0544072**
Name	**BAILEY, DEBORAH PARKER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-07-2022**

NFA ID	**0516507**
Name	**CALARCO, CHRISTINE ANNE**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-26-2018**

NFA ID	**0553422**
Name	**ELMGART, PADMA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-23-2023**

NFA ID	**0545796**
Name	**FLOWERS, MELVIN LOUIS**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-11-2022**

NFA ID	**0469907**
Name	**HARTMANN, WILLIAM LLOYD**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-11-2023**

NFA ID	**0527670**
Name	**HENDERSON, JASON RYAN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-13-2020**

NFA ID	**0536229**
Name	**KEEFE, GERALD FRANCIS**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-14-2021**

NFA ID	**0497278**
Name	**KROEGER, BARRY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-24-2016**

NFA ID	**0552193**
Name	**LARSON, CAROL HULIT**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-11-2023**

NFA ID	**0545792**
Name	**MADISON, GEORGE WHEELER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-11-2022**

NFA ID	**0525756**
Name	**MAHTANI, KAVITA**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**11-22-2019**
NFA ID	**0454121**
Name	**MISTRETTA, NANCY GOLDSMITH**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-13-2013**
NFA ID	**0500004**
Name	**OSSANNA, MARCO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-01-2020**
NFA ID	**0289945**
Name	**POLSKY, LISA K**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-23-2023**
NFA ID	**0547870**
Name	**PRIVITERA, MICHAEL LEONARD**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-10-2022**
NFA ID	**0525742**
Name	**ROBERTS, MICHAEL MURRAY**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-09-2019**
NFA ID	**0449206**
Name	**ROBERTSON, BRIAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**

Status	**APPROVED**
Effective Date	**07-20-2018**

NFA ID	**0544044**
Name	**SCHROEDER, ALICE DAVEY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-07-2022**

NFA ID	**0488361**
Name	**SHERBURNE, JANE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-13-2015**

NFA ID	**0541346**
Name	**TRABOULSI, ALFRED**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-22-2021**

Holding Company Information

NFA ID	**0453422**
Full Name	**HSBC HOLDINGS PLC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**

NFA ID	**0455687**
Full Name	**HSBC NORTH AMERICA HOLDINGS INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**

NFA ID	**0455684**

Full Name	**HSBC OVERSEAS HOLDING UK LIMITED**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**

NFA ID	**0063886**
Full Name	**HSBC USA INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**



Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
CAYMAN ISLANDS	CAYMAN ISLANDS MONETARY AUTHORITY
HONG KONG	HONG KONG MONETARY AUTHORITY
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
CANADA	OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS
BRAZIL	BANCO CENTRAL DO BRASIL/BRAZILIAN CENTRAL BANK
CHILE	SUPERINTENDENCIA DE BANCOS E INSTITUCIONES FINANCIERAS CHILE
COLOMBIA	SUPERINTENDENCIA FINANCIERA DE COLOMBIA
URUGUAY	BANCO CENTRAL DEL URUGUAY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
ARGENTINA	BANCO CENTRAL DE LA REPUBLICA ARGENTINA
CHINA	CHINA BANKING REGULATORY COMMISSION
ISRAEL	BANK OF ISRAEL



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> **OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Criminal Disclosure Matter Summary: NONE



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes

MP Filing System

- Criminal Disclosure Matter Summary
- Regulatory Disclosure Matter Summary
- Financial Disclosure Matter Summary

NFA ID

0443649

HSBC BANK USA NA

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

Add DMP

Current Regulatory Disclosure Matter Summary (7 DMPs)

Show entries

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16448	10/06/2017	FOREIGN EXCHANGE TRADING PRACTICES				
	16449	10/05/2017	FRB FOREIGN EXCHANGE TRADING				
	16450	03/02/2016	FEBRUARY 2016; CIVIL ACTION NO.:16-0199				
	16447	10/21/2015	DEPT. OF THE TREASURY COMPTROLLER OF THE CURRENCY				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16444	12/18/2012	APRIL 2011 - OFFICE OF THE COMPTROLLER OF THE CURRENCY - CEASE AND DESIST ORDER				
	16445	12/18/2012	DECEMBER 2012 - DEFERRED PROSECUTION & CONSENT ORDERS W/ REGULATORY AND LAW ENFORCEMENT AUTHORITIES				
	16443	12/18/2012	OCTOBER 2010 - OFFICE OF THE COMPTROLLER OF THE CURRENCY - CEASE AND DESIST ORDER				

Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs.



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

DMP Filing System

- Criminal Disclosure Matter Summary
- Regulatory Disclosure Matter Summary
- Financial Disclosure Matter Summary

NFA ID [0443649] [🔍] HSBC BANK USA NA

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

[+ Add DMP]

Current Financial Disclosure Matter Summary (1 DMP)

Show [100 ⇕] entries   Search: [   ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16446	10/20/2014	FINANCIAL DISCLOSURE				

❓ Archived Financial Disclosure Matter Summary   ⌃

There are currently no archived DMPs.

INTERNAL



Registration Contact Information

NFA ID 0443649 HSBC BANK USA NA

First Name	**ISABEL**
Last Name	**PIERRE ISABELLE**
Street Address 1	**1421 W SHURE DRIVE**
Street Address 2	**SUITE 100**
City	**ARLINGTON HEIGHTS**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60004**
Country	**UNITED STATES**
Phone	**224-880-7048**
Fax	**224-383-3385**
Email	**ISABEL.X.PIERRI-ISABELLE@US.HSBC.COM**



Enforcement/Compliance Communication Contact Information

Viewed on February 21, 2023

NFA ID 0443649 HSBC BANK USA NA

First Name	**CHRISTINE**
Last Name	**CALARCO**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**1 WEST 39TH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10018**
Country	**UNITED STATES**
Phone	**212-525-2234**
Fax	**212-525-0319**
Email	**CHRISTINE.A.CALARCO@US.HSBC.COM**



Membership Information

Viewed on February 21, 2023

NFA ID 0443649 HSBC BANK USA NA

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY



Membership Contact Information

Viewed on February 21, 2023

NFA ID 0443649 HSBC BANK USA NA

Membership Contact

First Name	**CHRISTINE**
Last Name	**CALARCO**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**1 WEST 39TH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10018**
Country	**UNITED STATES**
Phone	**212-525-2234**
Fax	**212-525-0319**
Email	**CHRISTINE.A.CALARCO@US.HSBC.COM**

Accounting Contact

First Name	**ISABEL**
Last Name	**PIERRI ISABELLE**
Title	**VICE PRESIDENT**
Street Address 1	**1421 W. SHURE DRIVE**
Street Address 2	**SUITE 100**
City	**ARLINGTON HEIGHTS**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60004**
Country	**UNITED STATES**
Phone	**224-880-7048**
Fax	**224-383-3385**
Email	**ISABEL.X.PIERRI-ISABELLE@US.HSBC.COM**

Arbitration Contact

First Name	**MARK**
Last Name	**STEFFENSEN**
Title	**GENERAL COUNSEL**
Street Address 1	**452 FIFTH AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10018**
Country	**UNITED STATES**
Phone	**212-525-8119**
Fax	**646-366-6121**
Email	**MARK.A.STEFFENSEN@US.HSBC.COM**

Compliance Contact

First Name	**CHRISTINE**
Last Name	**CALARCO**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**1 WEST 39TH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10018**
Country	**UNITED STATES**
Phone	**212-525-2234**
Fax	**212-525-0319**
Email	**CHRISTINE.A.CALARCO@US.HSBC.COM**

Chief Compliance Officer Contact

First Name	**CHRISTINE**
Last Name	**CALARCO**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**1 WEST 39TH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10018**
Country	**UNITED STATES**
Phone	**212-525-2234**
Fax	**212-525-0319**
Email	**CHRISTINE.A.CALARCO@US.HSBC.COM**



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NFA ID 0443649 Enter HSBC BANK USA NA

No information available.

NFA ID	0443649	HSBC BANK USA NA
Sponsor ID		Enter

Filter By:
Form Message

Process Date	Sponsor NFA ID	Form Message	User Name
12/28/2022		BUSINESS LOCATIONS CHANGED	NAZIFIA1
12/28/2022		BUSINESS LOCATIONS CHANGED	NAZIFIA1
05/24/2021		BUSINESS LOCATIONS CHANGED	NAZIFIA1
07/25/2019		BUSINESS LOCATIONS CHANGED	NAZIFIA1
11/02/2018		BUSINESS LOCATIONS CHANGED	NAZIFIA1
09/28/2018		BUSINESS LOCATIONS CHANGED	NAZIFIA1
07/26/2018		HOLDING COMPANY DELETED FOR ID 0455686	NAZIFIA1
07/26/2018		HOLDING COMPANY DELETED FOR ID 0455685	NAZIFIA1
07/19/2018		BUSINESS LOCATIONS CHANGED	NAZIFIA1
06/13/2018		BUSINESS LOCATIONS CHANGED	NAZIFIA1
10/06/2017		FIRM REGULATORY MATTER INFORMATION FILED	NAZIFIA1
10/06/2017		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	NAZIFIA1
10/05/2017		FIRM REGULATORY MATTER INFORMATION FILED	NAZIFIA1
10/05/2017		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	NAZIFIA1
10/05/2017		FIRM REGULATORY DISCLOSURE QUESTION E CHANGED	NAZIFIA1
10/05/2017		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES	NAZIFIA1
10/05/2017		FIRM REGULATORY DISCLOSURE QUESTION E CHANGED	NAZIFIA1
05/23/2017		BUSINESS LOCATIONS CHANGED	NAZIFIA1
05/23/2017		BUSINESS LOCATIONS CHANGED	NAZIFIA1
10/17/2016		BUSINESS LOCATIONS CHANGED	MATSUMOTOF1
03/02/2016		FIRM REGULATORY MATTER INFORMATION FILED	CAMPANIONIM1

03/02/2016	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES	CAMPANIONIM1
03/02/2016	FIRM REGULATORY DISCLOSURE QUESTION I CHANGED	CAMPANIONIM1
10/21/2015	FIRM REGULATORY MATTER INFORMATION FILED	CHAVIERIE
09/01/2015	BUSINESS LOCATIONS CHANGED	CHAVIERIE
02/02/2015	BUSINESS LOCATIONS CHANGED	CAMPANIONIM1
01/29/2015	BUSINESS LOCATIONS CHANGED	CAMPANIONIM1
10/20/2014	FIRM FINANCIAL MATTER INFORMATION FILED	CAMPANIONIM1
10/20/2014	FIRM FINANCIAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	CAMPANIONIM1
10/20/2014	FIRM FINANCIAL DISCLOSURE QUESTION J CHANGED	CAMPANIONIM1
01/31/2014	BUSINESS LOCATIONS CHANGED	CHAVIERIE
12/20/2013	BUSINESS LOCATIONS CHANGED	CHAVIERIE
10/29/2013	FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	CHAVIERIE
10/29/2013	FIRM CRIMINAL DISCLOSURE QUESTION C CHANGED	CHAVIERIE
12/18/2012	FIRM APPLICATION FILED	CHAVIERIE